Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Members
Stanley-Martin Communities, LLC:
We consent to the use of our report dated March 10, 2006, with respect to the consolidated and combined balance sheets of Stanley-Martin Communities, LLC (and predecessor Stanley-Martin Communities) as of December 31, 2005 and 2004, and the related consolidated and combined statements of operations, members’ capital and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2005, included herein and to the reference to our firm under the headings “Selected Historical Consolidated and Combined Financial and Other Data” and “Experts” in the registration statement.
/s/ KPMG LLP
McLean, Virginia
March 28, 2006